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                            March 24, 2021

       Jacob Wolf
       General Counsel and Secretary
       FTC Solar, Inc.
       9020 N Capital of Texas Hwy, Suite I-260
       Austin, Texas 78759

                                                        Re: FTC Solar, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Filed March 10,
2021
                                                            CIK No. 0001828161

       Dear Mr. Wolf:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Our Customer Value Proposition, page 2

   1.                                                   We note your response
to comment one of our prior letter and reissue our
                                                        comment. Please provide
the consent of the third-party in accordance with Rule 436.
 Jacob Wolf
FTC Solar, Inc.
March 24, 2021
Page 2

       You may contact Heather Clark, Staff Accountant at (202) 551-3624 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameJacob Wolf                              Sincerely,
Comapany NameFTC Solar, Inc.
                                                          Division of
Corporation Finance
March 24, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName